UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 13, 2021

(Date of Report (Date of earliest event reported))

SMART DECISION, INC.

(Exact name of registrant as specified in its charter)

Wyoming	82-3182235
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1825 CORPORATE BLVD NW. SUITE 110 BOCA RATON, FL 33431	33431
(Address of principal executive offices)	(ZIP Code)

(877) 267-6278

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Extension of Offering

As previously discussed in the Offering Circular, the current offering pursuant to Tier 2 of Regulation A promulgated under the Securities Act of 1933, as amended, of Smart Decision, Inc., a Wyoming corporation (the “Company”), was set to terminate on March 13, 2021 (12 months after the last qualification). The Company has extended the termination of the offering 30 days to April 12, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART DECISION, INC.

Date: March 17, 2021	By:	/s/ Adam Green
	Name:	Adam Green, President